--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                            ------------------------


                                    FORM 11-K

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 1999

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE
                                AND SAVINGS PLAN


                           Commission File No. 1-3183

                            ------------------------

                                 TXU GAS COMPANY


              Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201

           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----

FINANCIAL STATEMENTS

  The following statements are furnished for the Plan:

    Statements of Net Assets Available for Benefits
      December 31, 1999 and 1998..........................................    1

    Statements of Changes in Net Assets Available for Benefits
      for the Years Ended December 31, 1999 and 1998......................    2

    Notes to Financial Statements.........................................    3

    Supplemental Schedules:

    Schedule of Assets Held for Investment Purposes at End of Year,
      December 31, 1999...................................................    9

    Schedule of Reportable Transactions for the Year
      Ended December 31, 1999.............................................   10

INDEPENDENT AUDITORS' REPORT..............................................   11

SIGNATURE  ...............................................................   12

EXHIBITS

  The following exhibit is filed herewith:

    Independent Auditors' Consent.........................................   13

          ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                         December 31,
                                                                 ----------------------------
                                                                   1999                   1998
                                                               ----------             --------
ASSETS
  Cash and Short-term Investments..................       $     306,637          $     281,504
  Investments , at fair value (Note 3).............          65,483,315             66,024,759
  Participant loans receivable.....................           1,079,990                988,776
  Dividends and Interest receivable ...............               8,143                  7,704
                                                           ------------           ------------
               Total assets........................          66,878,085             67,302,743
                                                           ------------           ------------
NET ASSETS AVAILABLE FOR BENEFITS..................         $66,878,085            $67,302,743
                                                            ===========            ===========




See Notes to Financial Statements

          ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                  Years Ended December 31,
                                                                 ---------------------------
                                                                     1999            1998
                                                                     ----            ----
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR..........  $67,302,743    $73,295,268
                                                                ------------   ------------
ADDITIONS:
    Investment Income , Interest and dividends................    3,882,588      3,273,524
                                                                ------------   ------------
    Contributions:
      Participants' payroll deductions........................    4,849,138      4,785,347
      Participants' rollover transfers........................            -         32,321
      Employer's matching contributions.......................    1,736,571      1,678,927
                                                                ------------   ------------
        Total contributions...................................    6,585,709      6,496,595
                                                                ------------   ------------
    Net unrealized and realized appreciation (depreciation) in
      fair value of investments...............................   (2,649,898)    (6,144,968)
                                                                ------------   ------------
        Total additions.......................................    7,818,399      3,625,151
                                                                ------------   ------------

DEDUCTIONS:
    Distributions to withdrawing participants.................   (8,348,285)    (9,721,651)
    Administrative expenses...................................           --        (20,831)
                                                                ------------   ------------
        Total deductions......................................   (8,348,285)    (9,742,482)
                                                                ------------   ------------

TRANSFER BETWEEN FUNDS , NET..................................       27,192             --
                                                                ------------   ------------

OTHER ACTIVITY................................................       78,036        124,806
                                                                ------------   ------------
        Net additions (deductions)............................     (424,658)    (5,992,525)
                                                                ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR................  $66,878,085    $67,302,743
                                                                ============   ============




See Notes to Financial Statements

1.   DESCRIPTION OF THE PLAN

          General - The ENSERCH Corporation Employee Stock Purchase and Savings
          -------
     Plan ("the Plan"), is a participant-directed defined contribution combination employee stock ownership and profit sharing plan under Sections 401(a), 401(k), 401(m) and 4975(e)(7) of the Internal Revenue Code ("the Code"). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

          In June 1999, ENSERCH Corporation's name was changed to TXU Gas Company ("TXU Gas"); however, the Plan's name was not changed. In August 1997, ENSERCH Corporation ("ENSERCH" or "the Corporation") became a wholly-owned subsidiary of Texas Utilities Company. In May 2000, Texas Utilities Company changed its corporate name to TXU Corp. The merger was immediately preceded by a distribution of Enserch Exploration, Inc. ("EEX") (a majority-owned publicly traded subsidiary) shares to holders of ENSERCH common stock. Under terms of the merger agreement, shares of the common stock of TXU Corp. were exchanged for all of the outstanding shares of the Corporation and company matching contributions were modified to be in the form of TXU Corp. stock. Pursuant to the distribution of EEX shares, approximately $12,395,000 of Plan assets were transferred to the EEX Corporation Employee Stock Purchase and Savings Plan.

          The following description is provided for general information only. Reference should be made to the Plan document for more complete information.

          The Plan was established by ENSERCH and its divisions and participating subsidiary companies to encourage and assist employees in establishing an individual savings and investment program. A committee appointed by the TXU Corp. Board of Directors is responsible for the general administration, management and operation of the Plan. Chase Bank ("the Trustee"), a federally chartered bank, serves as trustee and is custodian of the assets of the Plan.

          Eligibility and Participation - Participation by eligible employees is
          -----------------------------
     voluntary. All salaried employees of ENSERCH and its participating subsidiaries who were on the ENSERCH payroll for the last payroll period of 1997 were eligible to participate in the Plan, and those participating remain eligible while employed by an affiliate of TXU Corp. Individuals employed by TXU Gas and its subsidiaries subsequent to the last payroll period of 1997 are eligible to participate in the Employees' Thrift Plan of the Texas Utilities Company System.

          Participants' Contributions - Under the Plan, a participant may invest
          ---------------------------
     pre-tax and/or after-tax dollars through payroll deductions each pay period in increments of one percent up to a maximum of 16 percent of base pay. The Omnibus Budget Reconciliation Act of 1993 placed an annual limitation of $160,000 in 1999 on the pay which can be used in computing benefits for participants under the Plan. The maximum contribution for certain highly compensated participants is subject to further reduction pursuant to limitations under the Code.

          Eligible employees can roll over to the Plan distributions received from other qualified retirement plans. Individual Retirement Account ("IRA") distributions are not eligible for rollover into the Plan.

          Each participant is entitled to direct the allocation of his or her pretax, after-tax and rollover accounts among the common stock of TXU Corp. or other mutual fund investment options as offered. As of December 31, 1999 the mutual fund investment options included: the American AAdvantage International Institutional, Dreyfus-Certus Stable Value, Fidelity Equity-Income, Hotchkis & Wiley Balanced, IDS New Dimensions Y-Class, MAS Small Capitalization, Vanguard Bond Index Total Institutional and the Vanguard Institutional Index. A participant can change investment elections for future contributions and can transfer (or exchange) any existing mutual fund balances among the offered investment options at any time, in accordance with the Plan guidelines.

          Employer Matching Contributions ("company matching") - The maximum
          -------------------------------
     participant contribution eligible for matching is 6% of the participant's eligible compensation. Company matching contributions as a percentage of participant contributions are at a rate of 40%, 50% or 60% depending on length of service. Employees are 100% vested in the matching contributions. Company matching contributed to the Plan prior to the merger was invested at the participant's direction, in any of the Plan's investment options. Subsequent to the merger date, all Company matching contributions are in TXU Corp. common stock.

          Investment of Funds - All assets of the Plan are held by the Trustee
          -------------------
     for the exclusive benefit of participants and their beneficiaries. Separate account records for each participant are maintained by the Trustee. The Trustee provides a summary of financial performance by investment fund directly to Plan participants.

          Unit Values - Participants do not have beneficial ownership in
          -----------
     specific securities or other assets in the various funds other than Common Stock, but have an interest therein represented by units valued as of the close of each business day. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit value as last determined, and the appropriate account is charged or credited with the number of units properly attributable to the participant.

          Withdrawal from the Plan - Withdrawals from the Plan are governed by
          ------------------------
     applicable Internal Revenue Service ("IRS") regulations and provisions of ERISA. Penalties may apply in certain instances.

          Employees may make full withdrawals from either their after-tax or company matching accounts at any time and for any reason. Employees may also make partial or full withdrawals from their rollover accounts at any time and for any reason. Employees may make withdrawals from pre-tax accounts after meeting certain qualifications as defined by the IRS based on certain hardship rules.

          A participant who terminates employment and has an account balance of more than $5,000 can retain the funds in the Plan or withdraw them at any time. Participants that terminate with balances equal to or less than $5,000 are required to receive a distribution after termination. To avoid taxation, the taxable portion of any withdrawal made upon termination can be rolled into an IRA or a qualified retirement plan sponsored by another employer.

          The IRS has established rules governing distributions from the Plan after the participant has attained 70 1/2 years of age.

          Unclaimed Terminated Participants' Accounts - The plan has a
          -------------------------------------------
     segregated account of amounts payable to terminated participants of the former Tax Reduction Act Stock Ownership Plan ("TRASOP") whom the Plan administrators have been unable to locate for more than one year from the date of termination. Included in net assets available for benefits as of December 31, 1999 and 1998, were $778,618 and $982,396, respectively, of TRASOP unclaimed terminated participants' benefits. As of December 31, 1999 and 1998, there was $308,474 and $274,471 respectively, invested in the Chase Bank Short Term Investment Fund, representing unclaimed dividends payable to terminated participants of the TRASOP. The Plan remains contingently liable to terminated participants for unclaimed cash and shares.

          Federal Income Taxes -The Company has been advised by the IRS that the
          --------------------
     Plan meets the requirements of Section 401(a) of the Code as to form; that the trust established thereunder is exempt from federal income taxes under
     Section 501(a) of the Code; and that employer contributions paid to the Trust under the Plan are allowable federal income tax deductions to the Corporation subject to the conditions and limitations of Section 404 of the Code.

          Based on the Code and regulations issued pursuant thereto:

          (a) Employer contributions under the Plan, and dividends, interest and other income from Trust assets are not taxable to the participant when received by the Trustee and credited to the participant's account.

          (b) Employee after-tax contributions are not deductible on the participant's federal income tax return.

          (c) Only pre-tax contributions reduce a participant's gross compensation as reported on Form W-2 and are not taxable to the participant when received by the Trustee and credited to the participant's account.

          (d) A total withdrawal generally results in taxable income to the participant equal to the gross distribution less any after-tax employee contribution. However, if the total withdrawal meets the lump sum distribution requirement of the Code, (i) any net unrealized appreciation in the value of distributable Common Stock from the time of distribution will be tax deferred; (ii) any additional appreciation in the value of Common Stock from the time of distribution to the time of stock sale or disposition will be treated as short-term or long-term capital gain depending on the period the participant holds such stock and (iii) the taxable amount may be eligible for the special forward averaging provisions of the Code.

          Termination of the Plan - It is the intention of the Corporation to
          -----------------------
     continue the Plan indefinitely; however, the Corporation, by action of its Board of Directors, may amend, modify or suspend the Plan at any time, or from time to time, and may terminate the Plan at any time.

          In the event of termination of the Plan in whole or in part, each participant in the Plan shall receive a distribution of the entire balance in the participant's account. Participants are 100% vested in their accounts at all times.

2.   SUMMARY OF ACCOUNTING POLICIES

          Basis of Accounting - The financial statements of the Plan are
          -------------------
     prepared under the accrual method of accounting.

          Use of Estimates - The preparation of financial statements requires
          ----------------
     the use of significant estimates and assumptions by management. Actual results could differ from those estimates.

          Investment Valuation and Income Recognition - The Plan's investments
          -------------------------------------------
     are stated at fair value. Investments in common stock are valued at their quoted market value. Investments in mutual funds are valued at quoted net asset value of the respective funds reflecting the closing sales price of the underlying securities. Security transactions are recorded on the trade date.

          Expenses - All charges and expenses incurred in the administration of
          --------
     the Plan and fees and expenses of the Trustee are paid by the Corporation.

          New Accounting Pronouncements - Statement of Financial Accounting
          -----------------------------
     Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, is effective for the Plan beginning January 1, 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires the recognition of derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. The Plan is currently evaluating the impact the adoption of this standard will have on its financial statements.

          SOP 99-3 - On September 15, 1999 the Accounting Standards Executive Committee issued Statement of Position 99-3 (SOP 99-3) which simplifies disclosures for certain investments held by a defined contribution plan. The statement eliminates the previous requirement for a defined contribution plan to present plan investments by general type for participant-directed investments in the statement of net assets available for benefits. The statement also eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs and eliminates the requirement to disclose per-unit information for plans that assign units to participants. The SOP provides for additional disclosures for nonparticipant-directed investments including specific identification of nonparticipant-directed investments in excess of five percent of net assets available for benefits. The plan must also disclose nonparticipant-directed investments by general type and the significant components of the changes in net assets relating to the nonparticipant-directed investments. As a result of adopting SOP 99-3, comparative amounts in the December 31, 1998 financial statements have been reclassified to conform to the current year disclosure requirements.

3.   INVESTMENTS

     The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                               December 31,
                                                        ------------------------
                                                            1999        1998
                                                            ----        ----


     IDS New Dimensions Y-Class Funds, 473,465 and
          439,191 units, respectively.................  $16,954,797 $12,668,470

     TXU Corp. Common Stock Fund, 428,601 and
          382,794 shares, respectively................   15,242,140* 17,871,713*

     Vanguard Institutional Index Fund, 85,668 and
          71,913 units, respectively..................   11,480,381   8,115,432

     Hotchkis & Wiley Balanced Fund, 478,428 and
          608,582 units, respectively.................    7,889,270  11,343,974

     Fidelity Equity - Income Fund, 96,629 and
          100,212 units, respectively.................    5,167,694   5,566,765

     Dreyfus-Certus Stable Value Fund, 4,690,184 and
          4,040,768 units, respectively...............    4,690,184   4,040,769

     EEX Common Stock Fund, 427,579 and
          526,662 shares, respectively................    1,256,026   3,686,634

     ------------------------
     *Nonparticipant-directed

     During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,649,898 as follows:

     Mutual funds.....................................  $ 3,505,951
     Common stock.....................................   (6,155,849)
                                                        ------------
                                                        $(2,649,898)
                                                        ============

4.   NONPARTICIPANT- DIRECTED INVESTMENTS

          Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows:

                                                       December 31,
                                                  ------------------------
                                                     1999           1998
                                                     ----           ----

     Net Assets:
       Common stock.........................     $15,242,140     $17,871,713


                                                    Year Ended
                                                December 31, 1999
                                                -----------------
     Changes in Net Assets:
       Contributions........................      $2,564,675
       Dividends............................         898,986
       Net appreciation (depreciation)......      (4,572,582)
     Benefits paid to participants..........      (1,702,683)
     Transfers between funds , net..........         168,962
     Other activity.........................          13,069
                                                 --------------
                                                 $(2,629,573)

5.   PARTICIPANT LOANS

          Participants may borrow up to 50% of the market value of their pre-tax employee contribution account and any rollover account; however, the loan cannot exceed $50,000 less the maximum outstanding loan balance in the previous one year period. The interest rate on the loan is equal to the prime interest rate of the Trustee that is in effect on the date the loan is made. The interest rate on loans outstanding at the end of the year ranged from 6% to 9%. Loans are funded by withdrawals from the individual's investment accounts. The maximum term of a loan cannot exceed 5 years or, if earlier, severance from service, except mortgage loans may have a maximum term of 15 years or, if earlier, severance from service. A participant may have a maximum of two concurrent loans. Loans may be repaid, in full, at any time.

   ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN - SUPPLEMENTAL
                                    SCHEDULES

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR,
                               DECEMBER 31, 1999



  DESCRIPTION OR                                                         FAIR
IDENTITY OF ISSUER                 INVESTMENT             COST          VALUE
------------------                 ----------             ----          -----

EEX COMMON STOCK FUND              427,579 shares,                    $1,256,026
                                   par value at $1.00
                                   per share

TXU COMMON STOCK FUND 1,2          428,601 shares,     16,103,287     15,242,140
                                   no par value

AMERICAN AADVANTAGE
  INTERNATIONAL INSTITUTIONAL      18,634 units                          365,229

DREYFUS-CERTUS STABLE VALUE        4,690,184 units                     4,690,184

FIDELITY EQUITY-INCOME             96,629 units                        5,167,694
FIDELITY RETIREMENT
  GOVERNMENT MONEY MARKET          557 units                                 557

HOTCHKIS & WILEY BALANCED          478,428 units                       7,889,270

IDS NEW DIMENSIONS Y-CLASS         473,465 units                      16,954,797

MAS SMALL CAPITALIZATION           12,017 units                          242,614

SSgA SMALL CAPITALIZATION          1 unit                                     13

VANGUARD BOND INDEX TOTAL
  INSTITUTIONAL                    229,541 units                       2,194,410

VANGUARD INSTITUTIONAL INDEX       85,668 units                       11,480,381

LOANS TO PARTICIPANTS 1
  Interest Rate - Ranges from
   6% - 9% (Based on Prime on
   date of loan)
  Maturity Dates -
   Various, from January 2000
   to May 2014
  Term of Loans - Not less than
   one year or more than
   five years, except mortgage loans
   may not exceed 15 years         1,079,990 units                     1,079,990
                                                                     -----------
                         TOTAL                                       $66,563,305
                                                                     ===========
1 Party-in-Interest.
2 Nonparticipant-directed.

   ENSERCH CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN - SUPPLEMENTAL
                                    SCHEDULES

    SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1999



                                                            PURCHASES
                                                ------------------------------
IDENTITY OF                                       NUMBER OF
PARTY INVOLVED           DESCRIPTION OF ASSET    TRANSACTIONS        AMOUNT
--------------           --------------------    ------------        ------

CHASE BANK               TXU CORP. COMMON STOCK      200          $4,586,987

VANGUARD MUTUAL FUNDS    VANGUARD INSTITUTIONAL
                            INDEX FUND               160           4,231,895

IDS MUTUAL FUNDS         IDS NEW DIMENSIONS          154           3,733,169
                            Y-CLASS FUND

                                                                                          SALES
                                                                                ------------------------
                                                                                  CURRENT
                                                                                  VALUE OF
                                                                                  ASSET ON    REALIZED
IDENTITY OF                                 NUMBER OF    SELLING        COST     TRANSACTION    GAIN
PARTY INVOLVED      DESCRIPTION OF ASSET  TRANSACTIONS   PRICE        OF ASSET      DATE       (LOSS)
---------------     --------------------  -------------  -------     ----------  ----------- ----------
HOTCHKIS & WILEY    HOTCHKIS & WILEY
                      BALANCED FUND          186        $4,584,690   $4,656,916  $4,584,690   $(72,226)

INDEPENDENT AUDITORS' REPORT

EMPLOYEES' THRIFT PLAN COMMITTEE
EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM:

We have audited the accompanying statements of net assets available for benefits of the ENSERCH Corporation Employee Stock Purchase and Savings Plan ("the Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes at end of year at December 31, 1999 and (2) reportable transactions for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
June 26, 2000

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employees' Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            ENSERCH CORPORATION
                                        EMPLOYEE STOCK PURCHASE AND
                                              SAVINGS PLAN


                                        By  /s/ Robert L. Turpin
                                          -------------------------------------
                                          Robert L. Turpin, Assistant Secretary
                                            Employees' Thrift Plan Committee

June 28, 2000